CASTELLUM


03045247

PRESS RELEASE 12/2003


SEC MAIL
RECEIVED
PROCESSING
DEC 16 2003
WASH. D.C.
158
SECTION

Gothenburg, December 4, 2003

Castellum invests SEKm 144

Castellum has through two of the subsidiaries made investments in Mölndal, Kungsbacka, Gothenburg and Jönköping.

Harry Sjögren AB has acquired a property of 15,000 sq.m. for SEKm 84, in Mölndal. The property is located in the Åbro area and consists of 4,000 sq.m. office premises and 11,000 sq.m. warehouse premises. The property was taken over in mid November 2003.

Harry Sjögren AB has also acquired a property of 4,900 sq.m. for SEKm 26, in Kungsbacka. The property is located in the Hede area and consists of 1,700 sq.m. office premises and 3,200 sq.m. warehouse premises. The unlet property was taken over in the beginning of December 2003. The building has a modern design and high standard with good flexibility. The acquisition also included a neighbouring property of 5,000 sq.m. undeveloped land. Further more, a decision is made for an extension to a property in the Sisjön industrial estate, Gothenburg. The extension comprises approx. 4,000 sq.m. for a total of SEKm 17. The construction is planned to begin in January 2004 and to be completed in October 2004. The property's total area after the extension will be 6,200 sq.m. of which 84 per cent is let on a contract until 2010.

Fastighets AB Corallen has acquired two properties in all 6,300 sq.m. for SEKm 17. Both properties are warehouse and industrial properties located in the Rosenlund area in Jönköping. The properties will be taken over in mid December, 2003.

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to approx. SEK 14 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on the Stockholmsbörsens O-list, Attract 40.

For further information, please contact
Lars-Erik Jansson, CEO, telephone +46 31-60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, telephone +46 31-60 74 00 / mobile +46 705-60 74 56

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